

June 14, 2010

Mr. James Hahn
JC Capital Management, Limited
Suite 2503, Bank of America Tower, 12 Harcourt Road
Central, Hong Kong, SAR, China

> **Re:** **Asia Private Equity SPAC 3, Limited**
> **Registration Statement on Form 20-F**
> **Filed November 3, 2009**
> **File No. 0-53823**

Dear Mr. Hahn:

     We completed our review of your filing on April 29, 2010 and do not have any further comments at this time.

     Very truly yours,

     Jay E. Ingram
     Legal Branch Chief